FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

THIS FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT is made as of the 30th day of April, 2019, between STAAR Investment Trust, a Delaware Statutory Trust (the “Trust”), on behalf of the STAAR Disciplined Strategies Fund (the “Fund”) and Barrel Park Investments, LLC, a Delaware limited liability company (“Barrel Park”).

WHEREAS, Barrel Park has entered into an Investment Advisory Agreement with the Trust, on behalf of the Fund, pursuant to which Barrel Park provides investment management services for the Fund, and for which Barrel Park is compensated based on the average net assets of the Fund; and

WHEREAS, the Trust and Barrel Park have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Barrel Park. Barrel Park agrees to waive all or a portion of its advisory fee and assume expenses (exclusive of front-end or contingent deferred loads, 12b-1 fees, taxes, leverage interest, dividends and interest paid on short sales, brokerage commissions, acquired fund fees and expenses of non-affiliated investment companies, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) (“Fund Expenses”) of a class of the Fund so that such Fund Expenses of a class of the Fund on an annualized basis do not exceed 1.99% of the average daily net assets of such class of the Fund (the “Expense Limit”).

2.	Duty to Reimburse Barrel Park. If, at any time, the annualized expenses of a class of the Fund are less than the Expense Limit for such class of the Fund, the Trust, on behalf of the Fund, shall reimburse Barrel Park for any fees previously waived to the extent that the amount of such reimbursement will not cause the expenses of a class of the Fund to exceed the Expense Limit in effect at the time the assumption of expenses occurred and at the time of reimbursement was made. There shall be no obligation of the Trust, on behalf of the Fund, to reimburse Barrel Park for waived fees or expenses that were assumed by Barrel Park more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Barrel Park without the prior consent of the Trust.

4.	Duration and Termination. This Agreement shall continue in effect until April 30, 2021 for each class of the Fund and shall continue in effect from year to year thereafter for each class of the Fund, unless and until the Trust or Barrel Park notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a class of the Fund, of its intention to terminate the Agreement for that class of the Fund. This Agreement shall automatically terminate, with respect to the Fund, upon the termination of the Investment Advisory Agreement between Barrel Park and the Trust, on behalf of the Fund.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first-above written.

STAAR INVESTMENT TRUST		BARREL PARK INVESTMENTS LLC

By:		By:

Name:	Brett Boshco	Name:	Brett Boshco

Title:	President	Title:	CEO